Filed by HSB Group, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company:  HSB Group, Inc.
                                                 Commission File No. 333-45828



The following Letter to Shareholders was posted on the Investor Relations section of the HSB Group, Inc. website on October 26, 2000 and is expected to be mailed on October 30, 2000 to shareholders of record as of October 10, 2000.


                              HSB GROUP, INC.

                      Quarterly Report to Shareholders

                          Dated September 30, 2000

Letter to Shareholders

For the third quarter, HSB had a net loss of $18.0 million or $.62 per share, compared to net income of $18.8 million or $.64 per share for the third quarter of 1999.

Results for the third quarter include an extraordinary charge of $.34 a share associated with the early extinquishment of debt. The results also include a charge of $20.7 million pretax or $.58 per share with respect to the special risk insurance business generated by the company's London-based affiliate, Engineering Insurance Limited. This charge includes provisions for future claims and certain other expenses as well as a non-tax-deductible write-down with respect to the goodwill impairment of that business.

While our domestic Commercial equipment breakdown insurance business continues to perform very well, the Global Special Risk business has been adversely affected by a challenging environment. The actions we are taking position our special risk business appropriately while we work to achieve improved pricing, terms and conditions.

Also contributing $.53 per share to the loss for the quarter was adverse loss experience in the company's Global Special Risk segment. The claims associated with this experience occurred after July 1, 2000, and totaled $23.2 million after reinsurance recoveries of $24.5 million. The majority of the gross loss experience was related to international risks. The insurance combined ratio for the quarter was 121.5 percent excluding the $20.7 million pretax charge.

Net Engineering Services revenues for the quarter increased 26.5 percent over the third quarter of 1999. The Engineering Services margin was 6.5 percent compared to 3.6 percent in 1999.

Income from investment operations was $31.3 million compared to $30.0 million in the third quarter of 1999. Realized gains for the quarter were $.35 per share in 2000 and $.30 per share in 1999.

Please see the remainder of this report for information on the proposed acquisition of HSB by American International Group as well as other activities that took place during the quarter.

Sincerely,


/s/ Richard H. Booth
Richard H. Booth
Chairman, President and Chief Executive Officer


Acquisition of HSB by AIG

On August 17, 2000, HSB Group, Inc. (NYSE: HSB) entered into a definitive agreement whereby American International Group, Inc. (NYSE: AIG) would acquire 100 percent of the outstanding stock of HSB.

HSB shareholders will receive AIG common stock (or in certain circumstances at the option of AIG, AIG common stock and cash) with a value equal to $41 per share of HSB common stock. The definitive agreement provides that the purchase price paid to HSB shareholders will be based on the average per-share closing sales prices of AIG common stock for each of the 10 consecutive trading days in the period ending five days prior to the closing date of the merger. HSB and AIG plan to issue a joint press release announcing the proportion of a share of AIG common stock and cash, if any, constituting the merger consideration promptly after it is determined. The total value of the transaction is approximately $1.2 billion.

"Our affiliation with AIG will provide significant opportunities for HSB. This transaction will permit HSB to leverage the enormous financial strength, market position and international reach of AIG," said Richard H. Booth, HSB chairman, president and chief executive officer.

"We are very pleased to have reached this agreement to acquire HSB Group, Inc., a fine organization that, through its subsidiary, The Hartford Steam Boiler Inspection and Insurance Company, provides specialty coverages that complement AIG's insurance products," said AIG Chairman M.R. Greenberg.

"As part of AIG, Hartford Steam Boiler will be able to take advantage of AIG's relationships and global network to build its business of specialized insurance and inspection services. Overseas, AIG should be able to open significant opportunities for Hartford Steam Boiler," said Mr. Greenberg. HSB will keep its headquarters at One State Street in Hartford, Conn., operating under its own brand name and management structure.

In connection with the agreement, HSB has issued to AIG an option to purchase up to 19.9 percent of its common stock and is also obligated to pay AIG a fee of $45 million if the agreement is terminated under certain circumstances. Completion of the acquisition is subject to normal closing conditions, including approval by HSB's shareholders and various regulatory approvals. Assuming the satisfaction of such conditions, the companies expect the closing to occur by the end of this year.

About AIG and More

AIG is the leading U.S.-based international insurance and financial services organization and the largest underwriter of commercial and industrial insurance in the United States. Its member companies write a wide range of commercial and personal insurance products through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services and asset management, including aircraft leasing, financial products, trading and market making, consumer finance, institutional, retail and direct investment fund asset management, real estate investment management, and retirement savings products. American International Group, Inc.'s common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning the financial conditions, results of operations and businesses of AIG and HSB. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in AIG's 1999 Annual Report on Form 10-K and HSB's 1999 Annual Report on Form 10-K, as well as the failure of the HSB shareholders to approve the transaction; the risk that the HSB business will not be successfully integrated into AIG; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the United States Securities and Exchange Commission (the "SEC").

More detailed information about those factors is set forth in filings made by AIG and HSB with the SEC. Neither AIG nor HSB is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

AIG and HSB have filed a proxy statement/prospectus and other relevant documents concerning the acquisition with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by AIG are available free of charge from AIG, 70 Pine Street, New York, New York 10270,
Attention: Director of Investor Relations. Documents filed with the SEC by HSB are available free of charge from HSB, One State Street, P.O. Box 5024, Hartford, Connecticut 06102-5024, Attention: James C. Rowan, Jr.


Dividend Reinvestment and Direct Deposit Discontinued

If the merger with AIG closes in 2000, HSB's dividend reinvestment and direct deposit of dividends programs will terminate with the dividend payable on October 26, 2000, as AIG does not offer either type of program.


Special Shareholders Meeting

A special meeting of HSB shareholders will be held on Monday, November 6, 2000 at 10 a.m. local time at the office of HSB Group, Inc., One State Street, Hartford, CT 06102-5024 concerning the merger proposal. In order to help ensure timely delivery by mail, proxies mailed should be sent in by November 1, 2000. Telephone and internet voting will be accessible until midnight on November 5, 2000.


HSB Redeems Convertible Capital Securities

On September 14, 2000, HSB redeemed its $300 million convertible capital securities for a price of $315 million plus accrued interest from Employers Reinsurance Corporation, a subsidiary of General Electric Capital
Securities Services, Inc.

AIG lent $315 million to HSB, the proceeds of which were used to redeem the convertible capital securities. This action resulted in an extraordinary loss of $.34 per share. The five-year term loan to HSB was made in connection with the previously announced definitive agreement for AIG to acquire 100 percent of the outstanding stock of HSB.


HSB Sells Integrated Process Technologies to Enron

On September 29, 2000, Hartford Steam Boiler sold its 51 percent interest in Integrated Process Technologies (IPT) to Enron Energy Services Operations, Inc., a Houston, Texas-based global energy company. In a related transaction, HSB completed the sale of a call option the company held on an additional 29 percent interest in IPT to the other 49 percent holder in IPT. HSB recognized a pretax gain of $9.8 million or $.22 per share from these transactions. IPT is a vendor management company that had been part of HSB's Engineering Services operation since 1997.



Summary of Operations
In millions, except per share amounts


                                                                         Quarter         Percent        Year-To-Date      Percent
                                                                   Ended September 30,    Change    Ended September 30,    Change
                                                                     2000        1999                 2000         1999
----------------------------------------------------------------------------------------------------------------------------------

Gross earned premiums                                              $  157.2     $200.6    -21.6%    $  515.7    $  616.3    -16.3%
Ceded premiums                                                         51.4      107.9                 219.2       333.4
                                                                 -----------------------------------------------------------------
   Insurance premiums                                              $  105.8     $ 92.7              $  296.5    $  282.9
Claims and adjustment expenses                                         74.0       44.5                 150.9       120.7
Policy acquisition expenses                                            23.3       21.6                  64.8        65.5
Underwriting and inspection expenses                                   31.3       24.4                  88.7        72.6
                                                                 -----------------------------------------------------------------
   Insurance operating gain (loss)                                 $  (22.8)    $  2.2              $   (7.9)   $   24.1
                                                                 -----------------------------------------------------------------
      Loss ratio*                                                      70.0%      48.1%                 50.9%       42.7%
      Expense ratio*                                                   51.5%      49.6%                 51.7%       48.8%
      Combined ratio*                                                 121.5%      97.7%                102.6%       91.5%

Engineering services revenues                                      $   38.7     $ 30.6     26.5%    $  115.9    $   86.0     34.8%
Engineering services expenses                                          36.2       29.5                 107.8        80.3
                                                                 -----------------------------------------------------------------
   Engineering services operating gain                             $    2.5     $  1.1              $    8.1    $    5.7
                                                                 -----------------------------------------------------------------
      Engineering services operating margin*                            6.5%       3.6%                  7.0%        6.6%

Investment income, net of related interest expense                 $   16.0     $ 16.5     -3.0%    $   46.5    $   48.8     -4.7%
Realized investment gains                                              15.3       13.5                  38.8        30.8
                                                                 -----------------------------------------------------------------
   Income from investment operations                               $   31.3     $ 30.0              $   85.3    $   79.6
                                                                 -----------------------------------------------------------------
Interest expense                                                        1.5        0.6                   2.6         1.6
Provision for international large risk business charges                20.7        -                    20.7         -
Gain on sale of interests in Integrated Process Technologies, LLC       9.8        -                     9.8         -
                                                                 -----------------------------------------------------------------
Income (loss) before income taxes and distributions on capital
   securities of subsidiary trusts                                 $   (1.4)    $ 32.7              $   72.0    $  107.8
Income taxes                                                            2.6        9.3                  27.1        31.6
Distribution on capital securities of subsidiary trusts, net of
   tax                                                                  4.1        4.6                  13.5        13.6
                                                                 -----------------------------------------------------------------
Income (loss) before extraordinary item                            $   (8.1)    $ 18.8              $   31.4    $   62.6
Loss on extinguishment of capital securities of subsidiary
   Trust II, net of tax                                                 9.9        -                     9.9         -
                                                                 -----------------------------------------------------------------
Net income (loss)                                                  $  (18.0)    $ 18.8              $   21.5    $   62.6
                                                                 =================================================================
Earnings (loss) per common share-assuming dilution:
   Income (loss) before extraordinary item                         $   (0.28)** $  0.64             $    1.08   $    2.10
   Net income (loss)                                               $   (0.62)** $  0.64             $    0.74   $    2.10
Dividends declared per common share                                $    0.44    $  0.44             $    1.32   $    1.28
Average common shares outstanding and common stock
   equivalents                                                         28.8       34.7                  29.1        34.6
----------------------------------------------------------------------------------------------------------------------------------

 *Computation excludes rounding
**Net loss per share computed using average common shares outstanding


Summary of Financial Position
In millions, except per share amounts


                                                         September 30, 2000    December 31, 1999
----------------------------------------------------------------------------------------------------
Assets
   Cash and short-term investments                             $  118.8          $  126.5
   Fixed maturities, at fair value                                486.3             489.8
   Equity securities, at fair value                               384.1             381.8
                                                             -----------------------------------
      Cash and invested assets                                    989.2             998.1

   Reinsurance assets                                             625.4             850.3
   Insurance premiums receivable                                   78.5             104.4
   Engineering services receivable                                 39.5              39.1
   Fixed assets                                                    53.5              58.2
   Other assets                                                   220.7             213.1
                                                             ===================================
      Total assets                                             $2,006.8          $2,263.2
                                                             ===================================
Liabilities
   Unearned insurance premiums and ceding commissions          $  259.1          $  420.1
   Claims and adjustment expenses                                 735.3             782.3
   Total borrowings                                               342.6              66.6
   Other liabilities                                              201.3             208.7
                                                             -----------------------------------
      Total liabilities                                         1,538.3           1,477.7
Company obligated mandatorily redeemable
   capital securities of subsidiary Trust I
   holding solely junior subordinated deferrable
   interest debentures of the Company,
   net of unamortized discount                                    105.0             109.0
Company obligated mandatorily redeemable
   convertible capital securities of subsidiary
   Trust II holding solely junior subordinated
   deferrable interest debentures of the
   Company                                                          -               300.0
Shareholders' equity                                              363.5             376.5
                                                             ===================================
   Total                                                       $2,006.8          $2,263.2
                                                             ===================================
Shareholders' equity per common share*                         $   12.56         $   12.95
Based on common shares outstanding of                              28.9              29.1
------------------------------------------------------------------------------------------------

*Computation excludes rounding